CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 13, 2005
All amounts are expressed in US dollars
(unaudited)

CAMBIOR ANNOUNCES ITS FIRST QUARTER GOLD PRODUCTION: IN LINE WITH FORECAST

Cambior announces its first quarter 2005 gold production of 166,500 ounces, in line with its earlier forecast. First quarter gold production represents a 10% increase compared to the first quarter of 2004. Production results are as follows:

	First Quarter		Fourth Quarter
Gold mines (ounces of gold)	**2005**	**2004**	**2004**
Rosebel	87,950	27,300	93,300
Omai	34,260	72,000	43,000
Doyon Division	37,100	43,500	31,300
Sleeping Giant Division (50%)	7,150	8,700	7,500
TOTAL	166,460	151,500	175,100
Non-gold mines[1] (in millions of $)			
Niobium sales	12.6	6.1	12.4
Calcined bauxite sales	7.2	-	0.7

[1] Sales from non-gold mines are preliminary. Final figures will be released on May 12, 2005.

PRODUCTION HIGHLIGHTS

Once again, the **Rosebel mine** in Suriname experienced a very strong quarter. A new milling record was established with some 1.8 million tonnes at an average grade of 1.55 g Au/t processed during the first quarter 2005. This represents an average throughput of 20,400 tonnes per calendar day compared to the previous record of 17,200 tonnes per day in the fourth quarter of 2004. Because of the increased processing rate, no further high grading is being performed at the mine and the average grade of the Pay Caro and Royal Hill pits is being processed at the mill. Gravity recovery improved and averaged 40% during the quarter combined with improvement in the stripping circuit, enabling Rosebel to reduce the gold-in-circuit inventory by 2,000 ounces. Phase 2 construction is progressing well and the effluent treatment plant was commissioned at the end of the quarter; the primary crusher-stacker-reclaim arrangement is scheduled to be available for production into June, one month ahead of schedule. Under-runs of $2 million are estimated in Phase 2 construction.

The **Omai mine** processed 1.3 million tonnes at 0.92 g Au/t from the low-grade ore stockpiles accumulated during the initial years of production. Recovery has remained above 90% in spite of

the lower grade. Operations are normal, with costs affected by the high oil price in the first quarter.

The **Doyon Division** focused entirely on its underground production during the first quarter and processed some 195,000 tonnes at a grade of 6.2 g Au/t supplied by both the Doyon and Mouska underground mines. These results represent a good improvement in tonnage and grade over results from the previous quarter, but reflect the production cutback announced at the Doyon mine in September 2004.

The **Sleeping Giant Division** (50%) contributed results similar to previous quarters. The development of the main accesses to the mineralized zones on the three additional levels generated by the mine-deepening program is substantially completed and preparation of new production areas has been initiated.

The **Niobec mine** is producing at maximum capacity and continues to enjoy a very strong market for ferroniobium. The investment program to improve recoveries in the concentrator and increase production is proceeding on time and within budget and should be completed in late September. A 20% increase in production is planned for the fourth quarter in order to maintain our world market share.

The initial full quarter of production at **OMAI Bauxite Mining Inc**. (OBMI) was very successful with more than 44,000 tonnes of high-alumina calcined bauxite (RASC) produced and sold or 18% above forecast. OBMI also implemented a price increase in January supported by a very strong demand for its products. A wholly-owned subsidiary of Cambior commissioned a new 14-megawatt power plant at Linden to supply power to OBMI and the Government of Guyana for the Linden community. Power purchase agreements are in place to reimburse all operating costs and pay back capital with a competitive financial return. The project was commissioned on time with a $1 million under-run.

OUTLOOK

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated, "Cambior is executing its operating and development plan as announced earlier in the year and has met its first quarter targets. We are not aware of any negative factors that would preclude us from meeting or exceeding our remaining objectives. We have increased our focus on our operations and internal projects and reduced our efforts towards acquisitions. We believe that our assets offer better potential to increase shareholder value in the current market environment."

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual General and Special Meeting of Shareholders of Cambior Inc. will be held at the Hilton Bonaventure Hotel in Montreal, Quebec, at 11:00 a.m. on Thursday, May 12, 2005. Management will update its shareholders on the progress of its investments in its advanced projects and exploration programs.

FIRST QUARTER 2005 FINANCIAL RESULTS CONFERENCE CALL

It is expected that Cambior will release its first quarter 2005 financial results on May 12, 2005 at the Annual General and Special Meeting of Shareholders. Accordingly, Cambior anticipates hosting a conference call on **May 13, 2005 at 10:30 a.m.**, local time, to discuss its first quarter financial results.

Financial analysts are invited to participate in the call by dialing 1-800-377-5794 in North America. Outside of North America, please dial (416) 641-6705. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at **www.cambior.com** or through CCNMatthews at **www.ccnmatthews.com/cambior**.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation # 21243690. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Caution Concerning Forward-Looking Statements
This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's production targets and expected impacts on its results, expected sales of niobium and calcined bauxite, expected mine operating costs and intended investment plans for exploration and development projects. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, authorizations or licences and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:
CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2005-05

GOLD PRODUCTION STATISTICS	First Quarter ended March 31,		Fourth Quarter ended December 31,
(unaudited)	**2005**	2004	2004
Rosebel (100%) [1]			
Production (ounces)	**87,950**	27,300	93,300
Tonnage milled (t)	**1,840,000**	669,200	1,580,000
Grade milled (g Au/t)	**1.55**	1.59	1.93
Recovery (%)	**94**	91	95
OMAI (100%)			
Production (ounces)	**34,260**	72,000	43,000
Tonnage milled (t)	**1,275,100**	1,389,400	1,414,500
Grade milled (g Au/t)	**0.92**	1.73	1.05
Recovery (%)	**91**	93	91
Doyon Division [2]			
Production (ounces)	**37,100**	43,500	31,300
Tonnage milled (t)			
Underground mines	**194,630**	303,500	180,100
Pit and low grade stockpile	**-**	29,000	21,900
Total	**194,630**	332,500	202,000
Grade milled (g Au/t)			
Underground mines	**6.2**	4.6	5.5
Pit and low grade stockpile	**-**	1.0	1.3
Average	**6.2**	4.2	5.0
Recovery (%)	**96**	95	97
Sleeping Giant (50%)			
Production (ounces)	**7,150**	8,700	7,500
Tonnage milled (t)	**21,360**	23,700	22,500
Grade milled (g Au/t)	**10.7**	11.8	10.7
Recovery (%)	**97**	97	97
TOTAL GOLD PRODUCTION (ounces)	**166,460**	151,500	175,100

[1] Production began in February 2004.

[2] Includes the Doyon and Mouska mines. Production from Mouska was temporarily suspended in late December 2003 to allow for shaft deepening. Production resumed in October 2004.